September 15, 2006



VIA EDGAR AND FACSIMILE

Adam Phippen
United States Securities Exchange Commission
Washington, D.C. 20549

         Re:      Conn's, Inc.
                  Item 4.02, Form 8-K
                  Filed September 8, 2006
                  File No. 0-50421

Dear Mr. Phippen:

         We are writing this letter as a follow-up to our telephone conversation yesterday. As we discussed yesterday, we filed earlier today our Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 (the "Form 10-Q"), as well as a Form 10-K/A (the "10-K/A") amending our Form 10-K for the year ended January 31, 2006 and a Form 10-Q/A (the "10-Q/A") amending our Form 10-Q for the quarter ended April 30, 2006. The Form 10-K/A and 10-Q/A were filed as a result of our need to restate our financial statements for the purposes disclosed in
Item 4.02 of the Form 8-K referenced above (the "Form 8-K"). In connection with the filings of our Form 10-K/A and 10-Q/A, we disclosed the following in the Explanatory Note concerning the restatement our financial statements and our accounting for our interests in securitized assets under SFAS 140:(1)

                  "We are amending our Annual Report on Form 10-K (the "Original Filing") for the year ended January 31, 2006, to restate our consolidated financial statements for the years ended January 31, 2006, 2005 and 2004 and the related disclosures. This Form 10-K/A also includes the restatement of selected financial data as of and for the years ended January 31, 2006, 2005, 2004, 2003, and July 31, 2001, the
         six months ended January 31, 2002 and the twelve months ended January 31, 2002, included in Item 6, and certain of the financial information presented in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations. See Note 13 to the consolidated financial statements for a summary of the restated amounts.



-----------------------
(1) Appropriate changes were made in the 10-Q/A to reflect the report being a quarterly report.

                  On September 8, 2006, we concluded that our consolidated financial statements for the years ended January 31, 2006, 2005 and 2004 as well as the selected financial data for the years ended January 31, 2006, 2005, 2004, 2003, and July 31, 2001, the six months ended
         January 31, 2002 and the twelve months ended January 31, 2002, should be restated to correct for errors in recording interests in securitized assets, securitization income and related income tax impacts that were incorrectly accounted for under U.S. generally accepted accounting principles, specifically covered by Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities and Emerging Issues Task Force ("EITF") No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets. Our decision to restate our consolidated financial statements and certain related and selected financial information for the stated years and periods was based on the results of an internal review of our accounting for the fair value of our retained interest asset performed under the direction of the Audit Committee of the Board of Directors.

                  During the preparation of our consolidated financial statements for the quarter ended July 31, 2006, we identified an issue related to the recording of securitization income. Based on our discovery and the results of discussions with our independent accountants and the Audit Committee of the Board of Directors, it was determined that a review of our accounting under SFAS No. 140 should be completed before the statements for the quarter ended July 31, 2006 were issued. The internal review revealed that we had incorrectly reduced securitization income and the value of our interests in securitized assets by the amount of future expected loan losses recorded on the books of the qualifying special purpose entity that owns the receivables."

We also added note 13, note 9 and note 8, to our financial statements in the 10-K/A, 10-Q/A and 10-Q, respectively, further explaining the restatement.

         If you have any questions or comments regarding the accounting for our interests in securitized assets or the restatement, or believe we should file an amendment to the Form 8-K, please do not hesitate to contact me at (409) 832-1696, extension.

                                         Sincerely,

                                             /s/ David Rogers
                                             -----------------------------------
                                             David Rogers



         cc:   Thomas W. Hughes (via facsimile (214) 855-8200)